800 Nicollet Mall

Minneapolis, MN 55402

February 2, 2012

Mr. Sebastian Gomez Abero

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20002

RE:	U.S. Bancorp

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

File No. 001-06880

Dear Mr. Abero:

As a follow-up to our phone conversation on January 11, 2012, set forth below are the supplemental responses of U.S. Bancorp (the “Company”) to comment #7 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which was set forth in your letter, dated November 22, 2011, regarding the above-referenced documents.

The Staff’s comments, indicated in bold, are followed by the Company’s original responses supplemented with the proposed enhanced disclosures. Amounts shown in brackets represent preliminary information and are subject to change.

7.	We note your response to prior comment 23, including your revised disclosure here related to the determination of the allowance for credit losses on loans and lines in a junior lien position. Please address the following with respect to those loans in a junior lien position for which you do not also hold the first lien:

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Tell us and revise future filings to explain how you take into account the lack of available information with respect to the performance of the first lien in your determination of your allowance for loan losses.

The Company considers many factors in determining the allowance for credit losses of loans and lines in a junior lien position. These include an ongoing assessment of economic conditions, problem loans, recent loss experience and other factors including relevant data received from regulators. The assessment includes an analysis of junior lien loans and lines

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

February 2, 2012

that are current where the first lien is either delinquent or has been modified (referred to as the “at risk” home equity portfolio). The total population of “at risk” junior lien loans and lines is estimated based on data on the first liens serviced by the Company, data on the first lien positions serviced by the top nine servicers in the industry provided to us by our regulator, and extrapolation of this data to the remaining loans and lines where the first lien is serviced by other third parties. At September 30, 2011, the “at risk” population was $477 million or 2.6% of the total home equity portfolio. The Company applies the observed loss performance on the first lien positions that it services to the total “at risk” population to estimate the incurred losses on the “at risk” portfolio. The Company will revise its disclosure for future filings to discuss how this analysis is incorporated in the determination of the allowance for credit losses.

Supplemental Response:

The Company will revise its Management Discussion and Analysis disclosures in future filings to incorporate language in the paragraph addressing the consumer lending segment in the Analysis and Determination of the Allowance for Credit Losses section (p. 19 of the Company’s Form 10-Q for the quarter ended September 30, 2011), similar to the following:

“The allowance recorded for purchased impaired and TDR loans in the consumer lending segment is determined on a homogenous pool basis utilizing expected cash flows discounted using the original effective interest rate of the pool. The allowance recorded for all other consumer lending segment loans is determined on a homogenous pool basis and includes consideration of product mix, risk characteristics of the portfolio, bankruptcy experience, delinquency status and historical losses, adjusted for current trends.

When evaluating the appropriateness of the allowance for credit losses for any loans and lines in a junior lien position, the Company considers the delinquency and modification status of the first lien. At December 31, 2011, the Company serviced the first lien on [29] percent of the home equity loans and lines in a junior lien position and receives information from its primary regulator on the status of the first liens that are serviced by other large servicers in the industry when the second lien is current. As a result, at December 31, 2011, the Company had information on the status of the first liens related to approximately [64]% of the home equity loans and lines in a junior lien position. The Company uses this information to estimate the first lien status on the remainder of the portfolio. Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. At December 31, 2011, the Company knows the related first lien was delinquent or modified on $[299] million of the home equity loans and lines in a junior lien position or [1.6] percent of the total home equity portfolio. Based on this information, the Company estimates $[459] million or [2.5] percent of the total home equity portfolio represents junior liens where the first lien is delinquent or has been modified. The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company to establish loss estimates for junior liens and lines when they are current. The Company applies this estimate to the remaining portfolio of junior lien loans and lines where the first lien is serviced by others. Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only [x.x] percent for the year ended December 31, 2011), and the long-term average loss rate on the small percentage of loans that default has been approximately 80 percent. In periods of economic stress such as the current environment, the Company has experienced loss severity rates in excess of 90 percent for junior liens that default. In addition, the Company obtains updated credit scores on its home equity portfolio each quarter and in some

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

February 2, 2012

cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates. The allowance established for consumer lending segment loans was $X.X billion at December 31, 2011, compared with $X.X billion and $X.X billion at December 31, 2010 and 2009, respectively. The decrease in the allowance for consumer lending segment loans at December 31, 2011, compared with December 31, 2010, reflected the impact of more stable economic conditions.”

•

Tell us and disclose in future filings whether you obtain updated credit bureau data, like refreshed FICO scores, for this portfolio and if so, the frequency that the information is updated. Describe how you consider this information in your allowance for loan losses for your home equity loans that are in the second lien position.

The Company will revise its future filings to indicate that it obtains updated FICO-equivalent credit scores on the Home Equity portfolio periodically and uses this information to qualitatively supplement loss estimation methods. Additionally, credit score distributions are monitored in the Company’s monthly management reporting and considered in assessing the direction of risk in the overall portfolio.

Supplemental Response:

As shown in our supplemental response to the first bullet above, the Company will revise its Management Discussion and Analysis disclosures in future filings to incorporate language in the section that addresses the Analysis and Determination of the Allowance for Credit Losses, similar to the following:

“In addition, the Company obtains updated credit scores on its home equity portfolio each quarter and in some cases more frequently, and uses this information to qualitatively supplement its loss estimation methods. Credit score distributions for the portfolio are monitored monthly and any changes in the distribution are one of the factors considered in assessing the Company’s loss estimates.”

•	Tell us and disclose in future filings the loss severity typically experienced on a junior lien loan.

The typical loss severity on a junior lien loan has been approximately 80% over the long run. In economic stress periods, such as the current environment, the Company has experienced loss severity rates in excess of 90%. In future filings, the Company will enhance its disclosure to include a discussion of the loss severity experienced on junior lien loans.

Supplemental Response:

As shown in our supplemental response to the first bullet above, the Company will revise its Management Discussion and Analysis disclosures in future filings to incorporate language in the section that addresses the Analysis and Determination of the Allowance for Credit Losses, similar to the following:

“Historically, the number of junior lien defaults in any period has been a small percentage of the total portfolio (for example, only [x.x] percent for the year ended December 31, 2011), and the long-term average loss rate on the small percentage of loans that default

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

February 2, 2012

has been approximately 80 percent. In periods of economic stress such as the current environment, the Company has experienced loss severity rates in excess of 90 percent for junior liens that default.”

•

With respect to the loans mentioned above, where lien position data is not readily available please disclose in future filings, the make-up of your portfolio including when most of these loans were originated, underwriting standards applicable to those loans, performance history and other qualitative analysis that may shed additional light on risks associated with these loans.

The Company will provide additional disclosures in future filings to further describe the risks associated with junior liens where first lien position data is not readily available. We expect these disclosures will include information on origination periods, estimated weighted average combined LTV ratios (using first lien position balance at the origination date in lieu of an updated first lien balance) and delinquency statistics for these junior liens compared to those junior liens where the Company services the first lien.

Supplemental Response:

The Company will revise its Management Discussion and Analysis disclosures in future filings to incorporate language in the section that addresses Credit Risk Management, similar to the following:

“The Company’s $13.2 billion home equity and second mortgage portfolio includes approximately $[4.0] billion of loans and lines for which the Company also services the related first lien loan, and approximately $[9.2] billion where the Company does not service the related first lien loan. The Company is able to determine the status of the related first liens on approximately 64% of the total portfolio using information the Company has as the servicer of the first lien or information it receives from its primary regulator on loans serviced by other large servicers. The Company uses this information to estimate the first lien status on the remainder of the portfolio. The Company also evaluates other indicators of credit risk for these junior lien loans and lines including delinquency, estimated average combined LTV ratios and weighted average FICO scores in making its assessment of credit risk, related loss estimates and determining the allowance for credit losses. The following table provides a summary of delinquency statistics and other credit quality indicators for the Company’s junior lien positions at December 31, 2011:

(Dollars in millions)	Junior lien delinquency:
[Note: All data in this table is illustrative only - data not yet available.]	Balances	30-89 Days Past Due	90 Days or More Past Due	CLTV (a)	Weighted Average FICO

Junior liens behind:

USB owned or serviced first lien	$3,968	1.49%	0.70%	80%	744

Third party first lien	9,203	1.92%	0.87%	76%	741

Total	$13,171	1.79%	0.82%	77%	742

(a)	Represents the estimated weighted average combined LTV ratio using first lien position balance at the origination date.

See the Analysis and Determination of the Allowance for Credit Losses section for additional information on how the Company determines the allowance for loans in a junior lien position.”

Mr. Sebastian Gomez Abero

Securities and Exchange Commission

February 2, 2012

•

Include a risk factor or other disclosure in your future filings addressing the risks in these portfolios, including how the lack of available information on the performance of first liens could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks.

In future filings the Company will incorporate additional language in the risk factor related to the allowance for loan losses to describe how the lack of available information on the performance of first liens could impact the accuracy of loan loss estimates.

Supplemental Response:

The Company will revise the risk factor related to the allowance for loan losses in future filings to incorporate language similar to the following:

“For loans in a junior lien position, the Company may not have access to information on the position or performance of the first lien when it is held and serviced by a third party and this may adversely affect the accuracy of the Company’s loss estimates for loans of these types.”

In addition, as shown in our supplemental response to the first bullet above, the Company will revise its Management Discussion and Analysis disclosures in future filings to incorporate language in the section that addresses the Analysis and Determination of the Allowance for Credit Losses, similar to the following:

“Regardless of whether or not the Company services the first lien, an assessment is made of economic conditions, problem loans, recent loss experience and other factors in determining the allowance for credit losses. At December 31, 2011, the Company knows the related first lien was delinquent or modified on $[299] million of the home equity loans and lines in a junior lien position or [1.6] percent of the total home equity portfolio. Based on this information, the Company estimates $[459] million or [2.5] percent of the total home equity portfolio represents junior liens where the first lien is delinquent or has been modified. The Company uses historical loss experience on the loans and lines in a junior lien position where the first lien is serviced by the Company to establish loss estimates for junior liens and lines when they are current. The Company applies this estimate to the remaining portfolio of junior lien loans and lines where the first lien is serviced by others…”

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Mr. Sebastian Gomez Abero

Securities and Exchange Commission

February 2, 2012

The Company hereby acknowledges the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 or by fax at (612) 303-4801.

Sincerely,

U.S. Bancorp

By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer

Andrew Cecere, Vice Chairman and Chief Financial Officer

Lee R. Mitau, Executive Vice President and General Counsel